U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington, DC 20549

                                      FORM 4

                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                    Filed pursuant to Section 16(a) of the
               Securities Exchange Act of 1934, Section 17(a)
           of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940


(  ) Check this box if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instruction 1(b).

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1. Name and Address of Reporting Person* Last, First, Middle: Deutsche Bank AG
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 Street:   Taunusanlage 12
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 City, State, Zip:  60325 Frankfurt am Main Germany
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2. Issuer Name and Ticker or Trading Symbol   Completel  Europe N.V.  ( CPTLF )
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3. IRS or Social Security Number of Reporting Person (Voluntary)
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4. Statement for Month/Year February 14, 2003
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5. If Amendment, Date of Original (Month/Year)
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6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
 (     ) Director                    (X ) 10% Owner
 (     ) Officer (give title below)  (  ) Other (specify below)
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7. Individual or Joint/Group Filing (Check Applicable Line)
 ( X ) Form filed by One Reporting Person
 (   ) Form filed by More than One Reporting Person
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o If the Form is filed by more than one Reporting Person, see Instruction
4(b)(v).



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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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
-- ---------------- ------------ ------------ ----------------------------- ------------------ ----------------- ------------------
   1. Title of      2.           3.           4. Securities Acquired (A)    5. Amount of       6. Ownership      7. Nature of
   Security (Instr. Transaction  Transaction  or Disposed of (D)            Securities         Form: Direct (D)  Indirect Beneficial
   3)               Date         Code (Instr. (Instr. 3, 4 and 5)           Beneficially Owned or Indirect (I)   Ownership (Instr.4)
                    (Month/Day/  8)                                         at End of Month    (Instr. 4)
                    Year)                                                   (Instr. 3 and 4)
-- ---------------- ------------ ------------ ----------------------------- ------------------ ------------------ ------------------
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
                                 Code     V   Amount    (A) or   Price
                                                        (D)
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
   Completel        9/27/02      P            120,000   A        $6.44  (1) 508,613            D
   Ordinary Shares
   (0.04 Euro Par
   Value)
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
                    10/22/02     P            20,355    A        $4.40  (2) 528,968            D
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
                    1/27/03      P            12,180    A        $6.31  (3) 541,148            D
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------

-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------
-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------

-- ---------------- ------------ -------- --- --------- -------- ---------- ------------------ ------------------ ------------------

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.



(1)      Price converted to USD using transaction price of 6.6 euros and a currency conversion rate of .977 on transaction date.
(2)      Price converted to USD using transaction price of 4.5 euros and a currency conversion rate of .978 on transaction date.
(3)      Price converted to USD using transaction price of 5.8 euros and a currency conversion rate of 1.08 on transaction date.




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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
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
-- ----------- ---------- ------------ ---------- --------------------------------- ------------------- ---------- ----------- -----
 1. Title of 2.         3.          4.         5.Number of 6.Date Exercisable 7.Title and Amount 8.Price  9.Number  10.Ownership 11.
 Derivative  Conversion Transaction Trans-     Derivative and Expiration Date of Underlying     of        of       Form of Nature of
 Security    or       Date (Month/ action Code Securities  (Month/Day/Year)   Securities   Derivative Derivative Derivative Indirect
 (Instr. 3)  Exercise   Day/Year)  (Instr. 8) Acquired (A)                (Instr. 3 and 4)  Security  Securities Security:Beneficial
             Price of                         or Disposed                             (Instr. 5)Beneficially Direct (D) or Ownership
             Derivative                       of (D)(Instr.                                      Owned at   Indirect (I)  (Instr. 4)
             Security                         3, 4 and 5)                                                 End of     (Instr. 4)
                                                                                                          Month
                                                                                                          (Instr.4)
-- ----------- ------ ---------------------- -------------- --------------------- ------------------------ ------------ ----- -----
-- ----------- ------ ---------------- ----- -------- ----- ------------ -------- -------------- --------- ------------ ------ ----
                                 Code  V  (A)    (D)   Date                   Title    Amount
                                                       Exer-      Expir-                or
                                                       cisable    ation                Number
                                                                  Date                  of
                                                                                       Shares
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- ------- -----
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- ------- -----
  Completel     N/A    9/27/02  P         1,200      Immediately  12/31/49 Completel  120,000   $732.75   3652         D
  Preferred  B                                                             Ordinary             (4)
  shares                                                                   shares
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- ------- -----
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- ------- -----
  Completel     N/A    10/22/02 P         117        Immediately  12/31/49 Completel  11,700    $635.70   3769         D
  Preferred  B                                                             Ordinary             (5)
  shares                                                                   shares
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- ------- -----
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- -------- ----

-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- -------- ---
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- --------- ---

-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- -------- ----
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- -------- ----
-
-- ------------ ------ -------- --- ------ ----- ---- ------------ -------- ---------- --------- --------- ---------- -------- ----


(4)      Price converted to USD using transaction price of 750 euros and a currency conversion rate of .977 on transaction date.
(5)      Price converted to USD using transaction price of 650 euros and a currency conversion rate of .978 on transaction date.



Deutsche Bank AG



By: /s/ Jeffrey A. Ruiz
     Name: Jeffrey A. Ruiz        Date 2-14-03
     Title:  Vice President







By:  /s/ Margaret M. Adams
Name:    Margaret M. Adams           Date 2-14-03
Title:   Director